Stevens & Lee

Lawyers & Consultants

111 N. Sixth Street

P.O. Box 679

Reading, PA 19603

(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2242
Email:	wrk@stevenslee.com
Direct Fax:	(610) 236-4176

October 30, 2018

Joseph McCann

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal Life Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (333-227790)
Filed on October 11, 2018
CIK No. 0001743886

Dear Mr. McCann:

On behalf of Federal Life Group, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 25, 2018, related to the above-referenced Registration Statement, which was filed via EDGAR on October 11, 2018 (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has revised the Registration Statement, and the Company is submitting via EDGAR an Amendment No. 1 to Registration Statement (“Amendment No. 1”) together with this response letter. We are sending to you a separate package by Federal Express that includes two courtesy copies of Amendment No. 1 and two copies of Amendment No. 1 marked to show the changes made since the filing of the Registration Statement.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in the Registration Statement (the “Prospectus”).

Market for the Common Stock, page 34

1.	Your disclosure on page 23 indicates that management and the standby purchaser intend to delist your shares from trading on the NASDAQ Stock Market by seeking to reduce the number of shareholders of record to less than 300 by purchasing shares in the open market or directly from shareholders. Please revise the prospectus to explain why you seek to list your shares on NASDAQ given that management and the standby purchaser intend to seek delisting of those shares. Also, explain why management and the standby purchaser intend to delist your shares and clarify the earliest point in time when they would seek to delist. In addition, please refer to Exchange Act Rules 13e-3 and 13e-4 and revise the prospectus to discuss how applicable federal securities regulations will impact any future efforts by the issuer or affiliates to effectuate a delisting.

Allentown  •  Bala Cynwyd  •  Charleston  •  Cleveland  •  Fargo  •  Fort Lauderdale  •  Harrisburg  • Lancaster
New York  •  Philadelphia  •  Princeton  •  Reading  •  Rochester •  Scranton  •  Valley Forge  •  Wilkes-Barre  •  Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2018

Response: The Company has revised the disclosure on page 34 of the Prospectus to explain that the Company is seeking to list its shares on The NASDAQ Stock Market to provide any shareholders of the Company who wish to sell their shares with a more liquid market for such shares. The Company has also added disclosure on page 34 of the Prospectus to state that the Company’s management and the standby purchaser intend to seek to delist its shares from The NASDAQ Stock Market in order to reduce the additional expenses that the Company will incur in complying with the periodic reporting and other requirements that will be imposed on the Company under the federal securities laws. The added disclosure also describes how rules promulgated under the Securities Exchange Act of 1934, as amended, will impact future efforts by the Company or any of its affiliates to delist the Company’s shares from The NASDAQ Stock Market.

Drag Along Rights, page 92

2.	We note that pursuant to Section 14 of the Standby Stock Purchase Agreement ICG will have the right to require that company shareholders transfer their shares to a third-party purchaser, vote in favor of the transaction, and waive any dissenters, appraisal or other similar rights. Please tell us how you intend to enforce this provision and how the provision is consistent with Article V of your corporate charter and applicable law. We may have additional comments after reviewing your response.

Response: The Company and ICG have entered into an amendment to the Standby Stock Purchase Agreement that eliminates the obligation of shareholders of the Company other than William S. Austin and Joseph D. Austin to transfer their shares to a third party purchaser, vote in favor of the transaction, and waive any dissenters, appraisal and other rights. A copy of the amendment to the Stock Purchase Agreement has been filed as Exhibit 10.5(a) to Amendment No. 1 and the disclosure on page 93 of the Prospectus has been revised to reflect the terms of the amendment to the Standby Stock Purchase Agreement.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2018

Federal Income Tax Considerations, page 105

3.	Please revise your disclosure in this section to state that it is the opinion of counsel, to clearly identify and articulate the opinions being rendered and remove the language stating that this section is a summary. Please ensure that you provide a firm opinion for each material tax consequence or explain why such opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex. “should” or “more likely than not”) and explain why counsel cannot give a “will” opinion. Please also have counsel revise the tax opinion filed as Exhibit 8.1 to clearly state that the disclosure under the heading “Federal Income Tax Considerations” in the prospectus is the opinion of counsel. For guidance, refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19 (October 2011).

Response: The Company has revised the disclosure under “The Conversion” on page 107 and under “Tax Consequences of Subscription Rights to Eligible Members” on page 107 of the Prospectus to state that the disclosure in the section titled “Federal Income Tax Considerations” is the opinion of Stevens & Lee and to clearly identify and articulate the opinions being provided. The language on page 106 of the Prospectus stating that the section is a summary has been removed, and the Company has revised the disclosure to state if the opinion is subject to any uncertainty and to explain why Stevens & Lee cannot give a “will” opinion.

The tax opinion of Stevens & Lee filed as Exhibit 8.1 has been revised to clearly state that the disclosure in the section of the Prospectus titled “Federal Income Tax Considerations” is the opinion of Stevens & Lee.

4.	We refer to Exhibit 99.2. Please tell us how you intend to use this Question & Answer document. For instance, please tell us whether the document will be mailed together with the prospectus contained in the registration statement or whether it will be separately sent to policy holders.

Response: We intend to include the Question & Answer Brochure with the package mailed to policyholders and other prospective purchases of the Company’s common stock. That package will also include a copy of the prospectus and a stock order form. If the recipient of the package is also entitled to vote at the special meeting of members of Federal Life Mutual Holding Company (“FLMHC”) to approve the conversion of FLMHC from mutual to stock form, it will also include a copy of the proxy statement and a proxy for voting at the special meeting.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2018

Post Conversion Directors, page 110

5.	Please file Messrs. Popoli’s and Huff’s consents to be named in the registration statement. Refer to Rule 438.

Response: The Company has filed the consents of Messrs. Popoli and Huff as Exhibits 99.7 and 99.8, respectively, to Amendment No. 1.

Legal Matters, Page 124

6.	We note your disclosure on page 98 that Stevens & Lee is an affiliate of Griffin Financial. Accordingly, please revise this section to disclose Steven & Lee’s interest in Griffin Financial. Refer to Item 509 of Regulation S-K

Response: The Company has revised the disclosure on pages 99 and 125 of the Prospectus to clearly disclose Stevens & Lee’s ownership interest in Griffin Financial.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Scott H. Spencer at (717) 399-6634.

Sincerely,

STEVENS & LEE

Wesley R. Kelso

WRK:rjg

cc:	Ms. Erin Jaskot
Mr. William S. Austin
Mr. Anders Raaum
Mr. Jeffrey P. Waldron
Scott H. Spencer, Esq.
Peter Kern, CPA
Joseph Herting, CPA